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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC  20549




                                     SCHEDULE 13D

                               (Amendment No.        )*


                                   SurgiLight, Inc.
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                                   (Name of Issuer)


                                    Common Stock
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                           (Title of Class of Securities)


                                    868828 10 4
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                                   (CUSIP Number)

                                     J.T. Lin
                               730 Willow Run Lane
                             Winter Springs, FL 32792
                                  (407)657-6500
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                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)


                                 March 31, 1998
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               (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box. / /

          Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                            (Continued on following pages)

                                 (Page 1 of  4 Pages)


--------------------------------
     (1) The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this coverage page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                          SCHEDULE 13D

CUSIP No. 868828 10 4                        Page   2  of     4   Pages
          ------------                            -----     -----
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 1   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     J. T. Lin
     ###-##-####
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  / /
                                                            (b)  / /
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*
     PF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                                                / /
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
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NUMBER OF         7    SOLE VOTING POWER
SHARES                 7,532,000 (1)
BENEFICIALLY      8    SHARED VOTING POWER
OWNED BY               0
EACH              9    SOLE DISPOSITIVE POWER
REPORTING              532,000
PERSON WITH      10    SHARED DISPOSITIVE POWER
                       2,000,000
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     7,532,000
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                             / /

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     65.5% (2)
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14   TYPE OF REPORTING PERSON*

     IN
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                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
(1) Includes voting power from his family members, but excluding additional 850,000 shares of voting power given by Paul Miano, Gerad Grau and Fred Harris.

(2) Calculated based upon the 11,500,000 outstanding shares of Common Stock of the Issuer on April 8, 1999.

ITEM 1. Security and Issuer.

        This statement relates to the Common Stock, par value $.0001 per share ("Common Stock") issued by SurgiLight, Inc., a Delaware corporation
(the "Company"), whose principal executive offices are located at 7055 University Blvd., Winter Park, FL 32792.

ITEM 2. Identity and Background.

        This statement is filed by J.T. Lin, an individual residing at 730 Willow Run Lane, Winter Springs, FL 32792. Dr. Lin obtained his Ph.D in Physics from the University of Rochester in 1981 and was a formal Associate Professor at the Univ. of Central Florida (1987-91). Dr. Lin was the co-founder of LaserSight, Inc. and served as CEO (1991-94). He has been the president, Chairman and CEO of SurgiLight since May, 1998. Dr. Lin has 3 patents and published over 70 scientific papers.

       The Reporting Person has not, during the last five (5) years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Considerations.

        The shares were issued to the Reporting Person who is the founder of SurgiLight and Photon Data, Inc. (which was merged into the Company in March,
1999). In addition, the shares were issued to the Reporting person for his technical contribution and leadership to the Company. The shares were issued to Lin Family Partners Ltd., Yuan Lin (the sister of Dr. Lin) and his other family members as the merger terms of Photon Data, Inc. with SurgiLight, Inc., where the Lin Family had provided Photon Data, Inc. paid-in capital over $3.5 millions during 1995-98.

ITEM 4, Purpose of Transaction.

        The purpose of the transaction in the stock is for the control of the Company. The Reporting Person may make purchases of Common Stock from time to time and may acquire or dispose of any or all of the shares of Common Stock held by him at any time. The Reporting person has no plans or proposals which relate to, or could result in any of the matters referred to in Paragraphs (b) through (j), of Item 4 of Schedule 13D.

ITEM 5. Interest in Securities of the Issuer.

        As of the date hereof, the Reporting Person beneficially owns 7,532,000 shares of the Company's Common Stock, comprising approximately 65.5% of the shares outstanding. The percentage used herein is calculated based upon the 11,500,000 shares of Common Stock of the Company stated by the Company as issued and outstanding as of April 8, 1999, as confirmed by Dr. J. T. Lin, President of the Company. The Reporting Person has sole voting power of 7,532,000 shares and sole dispositive powers of 532,000 shares and shared dispositive power for 2,000,000 shares owned by Lin Family Partners, Ltd. The Reporting Person has not effected any other transaction in the shares of the Common Stock.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        None.

ITEM 7. Materials to be Filed as Exhibits.

        None.


                                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 8, 1999
      ----------------------


                             /s/ J.T. Lin
                            ---------------
                              J.T. Lin